SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mesa Offshore Trust
(Name of Issuer)

Units of beneficial interest, par value $.16 per share
(Title of Class of Securities)

590650107
(CUSIP Number)

Clarke R. Hill and Michelle M. Hill
8168 N Via Bueno
Scottsdale, Arizona 85258
(480) 250-2223
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,   see   the Notes).

SCHEDULE 13D
CUSIP No.  590650107

1.	Names of Reporting Persons.
Clarke R. Hill and Michelle M. Hill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) IN

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) – not applicable

6.	Citizenship or Place of Organization
United States
Number of units Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
4,098,079

	8.	Shared Voting Power
627,012

	9.	Sole Dispositive Power
4,098,079

	10	Shared Dispositive Power
627,012

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Clarke R. Hill – 4,098,079 Michelle M. Hill – 627,012

12.	Check if the Aggregate Amount in Row (11) Excludes Certain units (See Instructions)
N/A

13.	Percent of Class Represented by Amount in Row (11)
6.56%

14.	Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is units of beneficial interest, in Mesa Offshore Trust (the “Company”). The name and address of the principal executive offices of the issuer of such securities are Mesa Offshore Trust, JPMorgan Chase Bank, N.A., Trustee, Institutional Trust Services, 919 Congress Avenue, Austin, Texas.

Item 2.	Identity and Background.

(a)  This statement is being filed by Clarke R. Hill and his spouse, Michelle M. Hill

(b)  Mr. and Mrs. Hill’s address is 8168 N Via Bueno, Scottsdale, Arizona, 85258  76035.

(c)  Mr. Hill’s principal occupation is Investor, 8168 N Via Bueno, Scottsdale, Arizona, 85258font>

(d)  During the last five years, neither Mr. Hill nor Mrs. Hill have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Hill has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Hill is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

From November 2 2009 to February 25, 2010, Mr. Hill bought 1,168,188 units of the company for a total cost of $120,516. On March 25, 2010 Issuer paid a liquidating distribution of 11.6328 cents per unit or $139,452. From March 31, 2010 to October 27, 2010, Mr. Hill purchased an additional 2,929,891 units in open market purchases at a cost of $26,764. All purchases were made in open markets from personal funds.

From November 19, 2009 to January 25, 2010, Mr. Hill bought 243,632 units of the company for an account owned by Mrs. Hill, for a total cost of $24,353. On March 25, 2010 Issuer paid a liquidating distribution of 11.6328 cents per unit or $28,341. From July 23, 2010 to September 10, 2010, Mr. Hill bought an additional 383,380 units in Mrs. Hill's account at a cost of $3,836. All purchases were made in open markets from personal funds.

Item 4.	Purpose of Transaction.

Mr. and Mrs. Hill bought all units in company for investment purposes.

Mr. and Mrs. Hill do not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13d.

Item 5.	Interest in Securities of the Issuer.

(a)     Mr. Hill is the owner of 4,098,079 units of the Company and Mrs. Hill owns 627,012 of the Company that represents a total of approximately 6.56% of the outstanding common stock of the Company.

(b)     Mr. and Mrs. Hill hold the units (Mr. Hill 4,098,079 units and Mrs. Hill 627,012 units) in their individual names.  Mrs. Hill's address is 8168 N Via Bueno, Scottsdale, Arizona, 85258 her principal occupation is housewife; Mrs. Hill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; Mrs. Hill has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years; and Mrs. Hill is a citizen of the United States. The common units owned by Mr. and Mrs. Hill represent approximately 6.56% of the outstanding units of the Company.

 Mr. Hill has the sole power to vote and the sole power to dispose of 4,098,079 units of the Company representing approximately 5.69% of the outstanding units of the Company.

(c)     The only transactions in the Company’s units that was effected by Mr. Hill during the past 60 days are those described in this Schedule 13D.

(d)     Mrs. Hill’s spouse has the right to receive, and the power to direct the receipt of dividends from, or the proceeds of the sale of 627,012 units held by Mrs. Hill.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2010	/s/ Clarke R. Hill
Clarke R. Hill